                                                                    EXHIBIT 99.1

PRESS RELEASE


           SIFY ADDS WIPRO'S CORPORATE CONNECTIVITY CUSTOMERS AS PART
                             OF WIPRO RESTRUCTURING

         EXTENDS LEADERSHIP POSITION IN CORPORATE CONNECTIVITY SERVICES

CHENNAI, 16TH JULY 2002, INDIA. Satyam Infoway Limited (NASDAQ National Market:
SIFY), India's leading integrated Internet, Virtual Private Network and e-Commerce services company, and Wipro Ltd, (NYSE: WIT), leading Global and Domestic IT Services provider (NYSE:WIT), entered into an agreement today, to migrate corporate connectivity customers of Wipro to Sify for an undisclosed sum.

Sify is the largest player in India in providing network services to business enterprises in the corporate sector. With Wipro's corporate connectivity customer base migrating to Sify, it would be building a strong leadership position in the Indian market.

Wipro's corporate network customers would run their business critical applications over Sify's mission critical backbone network covering over 200 cities across India from 53 points of presence. Sify's integrated end to end services include managed Internet Bandwidth, Multi Protocol Label Switching
(MPLS) based Virtual Private Networks, Internet Telephony, Messaging services, Security expertise, website development and Hosting services. These high quality services are ISO 9001: 2000 certified for network services, datacentre operations and customer relationship management.

Mr. Ishwar Hemrajani, Chief Executive, erstwhile WiproNet and currently Chief Executive, Technology Products Division of Wipro Infotech, said: "We believe that the IT industry is highly dynamic and is in a constant state of evolution. Wipro continually takes stock of its strategic interest in various businesses. This decision would help focus our attention towards core businesses and strategic clients. We are confident that with the alliance with Sify, we would be able to provide high levels of customer satisfaction".

Mr. Rahul Swarup, President of Enterprise Solutions of Sify said: "Sify is looking forward to adding Wipro's corporate connectivity customer base to its own list of blue chip customers using network services in India. This would provide Sify a strong leadership in an industry where ownership of customer relationship and service levels is vital. We are confident that the Sify team, with its millions of man-hours of experience in servicing customers, would be able to continue the service level and build on the relationship further".

Wipro has Service Level Agreements to provide various ISP related services with over 200 customers. The agreement provides for the transfer of Wipro's corporate network customers together with the rights and liabilities under the Service Level Contracts.

Wipro has decided to restructure its corporate connectivity business that was being carried on by Wipro Net, a part of Wipro Infotech. As part of this restructuring, the corporate connectivity business will be discontinued. Wipro's customers will have a smooth migration path as a result of the agreement signed with Sify. In future, Wipro will continue to provide Remote Management Services, Managed Network Services and Managed Security Services to its clients. In addition, for its strategic customers, Wipro would provide end-to-end IT and communications services, with Sify providing and managing connectivity services.

ABOUT WIPRO INFOTECH

Wipro Infotech, a division of the Rs. 34,926 million ($715 million) Wipro Limited, provides enterprise customers with high value Information Technology products, Services and Solutions in India, and provides Technology & Software Services in the Asia Pacific and the Middle East.

Wipro Infotech has five divisions: Technology Products, Professional IT Services, Enterprise Solutions, Consulting Services & Procurement Services. The Technology Products division provides core IT infrastructure to enterprise customers. It offers Wipro branded desktops, Intel Servers, Notebooks, Storage products, Networking solutions, Packaged Software and Enterprise Servers. The division has alliances with global technology leaders including Sun Microsystems, Cisco and Computer Associates among others. The Professional IT Services division provides Infrastructure Management, Technology Integration and Availability Services. The Enterprise Solutions division offers Custom Application Development, Enterprise Applications, Industry specific solutions,

Data Warehousing & Business Intelligence solutions. The Consulting Services proposition includes IT Strategy Consulting, IT Governance & Optimization, Process Consulting and Business Continuity & Risk management solutions. The Procurement Services division offers e-procurement services and solutions.

Headquartered at Bangalore, Wipro Infotech serves customers in India through a network of 22 offices and 170 service locations across the country. It has 8 call centres to ensure that customer satisfaction issues are addressed on priority. Today, it has business offices in Dubai, Saudi Arabia, Singapore, Sydney, Taipei & Hong Kong in the Asia Pacific & the Middle East.

Wipro Infotech's position of leadership in this business is built on a strong foundation of Quality processes, including Six Sigma, ISO, Knowledge Management & People processes (PCMM - People Capability Maturity Matrix).

Wipro Infotech was rated No: 1 Systems Integrator in India by Voice & Data Magazine for the past four years. It was also rated No: 1 IT Power in India for 2000 by Computer World. It is also the recipient of the Golden Peacock Award for Quality (1999) and Innovative Service (2000).

ABOUT SIFY:

SATYAM INFOWAY LTD. is the largest network and e-Commerce services company in India, offering end-to-end solutions with a comprehensive range of products delivered over a common Internet backbone infrastructure. This Internet backbone reaches 53 points of presence in India, representing an estimated 90% of the established PC base in the country. As significant part of the company's revenue is derived from Corporate Services, which include corporate connectivity, network and communications solutions, security, network management services and hosting. As of March 31st 2002, over 650 corporate customers used Sify's corporate service offering. Sify's Consumer Internet Access business had, as of March 31st 2002, approximately 600,000 subscribers accessing the Internet from home and included more than 690 cyber cafes. The company's network services, data center operations and customer relationship management are accredited ISO 9001:2000. For more information about Satyam Infoway, visit our world wide web site at http://www.sifycorp.com.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements within the meaning of
Section 27-A of Securities Act of 1933, as amended, and Section 21 E of the Securities Exchange Act of 1934, as amended. The forward looking statements contained in this press release include, but are not limited to, comments regarding the prospect for further growth in the Company's business, trends in the various business segments and the ability of Sify to capitalize on the new initiatives described herein. The forward looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward looking statements.

Sify undertakes no duty to update any forward-looking statements.

For a discussion of the risks associated with Sify's business, please see the discussion under the caption "Risks Related to Our Business" in Sify's Report in Form 20-F for the year ended March 31, 2002 which has been filed with the Securities and Exchange Commission and the other reports it files with the SEC from time to time. These filings are available at www.sec.gov.

For further information please contact:

Mr. David Appasamy,
Corporate Communications Satyam Infoway Limited
Phone: (+91 44) 254 0770 Extension 2013
email: david_appasamy@sifycorp.com
Corporate Website: www.sifycorp.com